1030 W. Canton Ave., Suite 100	Winter Park FL 32789

Telephone: 407-333-7440	www.ruthschris.com

October 9, 2013

Ms. Linda Cvrkel

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E., Mail Stop 3561

Washington, D.C. 20549

Re:          Ruth’s Hospitality Group, Inc.

Form 10-K for the Year Ended December 30, 2012

Filed March 13, 2013

File No. 000-51485

Dear Ms. Cvrkel:

We are responding to the letter from the staff of the Securities and Exchange Commission (the “Staff”) to Ruth’s Hospitality Group, Inc., dated September 20, 2013, regarding our Annual Report on Form 10-K for the fiscal year ended December 30, 2012 (the “2012 10-K”). We understand the importance of providing full, accurate and transparent filings and appreciate the Staff’s comment in an effort to improve our public disclosures. For ease of review, we repeat the Staff’s comment below in boldface, and our response follows directly below the Staff’s comment.

Note 2. Summary of Significant Accounting Policies (v) Segment Reporting, Page F-11

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We note from your response to prior comment two that you believe it is appropriate to report the operations of your Ruth’s Chris Steakhouse and Mitchell’s Fish Market operating segments on an aggregated basis based upon having met the aggregation criteria outlined in ASC 280-10-50-11 and your CODMs’ expectation that the operating segments will have similar future economic prospects. While the implementation guidance in ASC 280-10-55-7A states “…operating segments are considered to be similar if they can be expected to have essentially the same future prospects,” it also states that “…if the segments do not currently have similar gross margins and sales trends, but the economic characteristics and the other five criteria are met and the segments are again expected to have similar long-term average gross margins and sales trends, the segments may be aggregated.” Thus, the guidance indicates that such operating segments should have previously demonstrated similar economic characteristics rather than solely being based upon an expectation that they will on a prospective basis. Please be advised that ASC 280-10-55-35 also illustrates a case where, again, two segments having similar economic characteristics in the prior year may be aggregated as their performance measures are expected to again be similar in the next year due to the short-term nature of the difference that is resulting in current year trends to vary. In this regard, we do not believe based upon the expectation that future economic characteristic will be similar, aggregation of your Ruth’s Chris Steakhouse and Mitchell’s Fish Market operating segments is appropriate. We note since acquisition of Mitchell’s Fish Market in 2008 the operating segments have yet to exhibit similar long-term financial performance based upon restaurant operating income, the primary measure used by your CODMs to evaluate the economic performance of your operating segments, and that Mitchell’s profit margins have historically lagged behind Ruth’s Chris Steakhouse. Please revise your notes to the consolidated financial statements to present separately Ruth’s Chris Steakhouse and Mitchell’s Fish Market concepts as reportable segments. Please include all disclosure required by ASC 280-10-50 and provide us with your revised disclosure as part of your response to us.

Response: We respectfully acknowledge the Staff’s observation that Ruth’s Chris Steak House (“Ruth’s”) and Mitchell’s Fish Market (“Mitchell’s”) do not currently demonstrate similar economic characteristics in certain key respects, including with respect to profit margins. We supplementally advise the Staff that prior to our acquisition of Mitchell’s in 2008, the two concepts did more clearly demonstrate similar economic characteristics, including with respect to profit margins. Given the pre-acquisition similarities in economic performance and our intention to apply our expertise in upscale dining to improve Mitchell’s profit margins to again be similar to Ruth’s profit margins, we believe it has been appropriate for us to aggregate the Ruth’s and Mitchell’s concepts into one reportable segment in the presentation of our financial statements. However, due in large part to the general economic downturn that followed our acquisition of Mitchell’s and our resulting need to focus on critical company-wide financial matters, the implementation of our plans to improve Mitchell’s profit margins to be similar to those of Ruth’s was delayed, and the anticipated re-convergence of the profit margins has yet to occur. Because the concepts’ profit margins have yet to converge as expected and may not converge in the near future despite our renewed efforts to improve Mitchell’s profitability and in light of the Staff’s comment, we believe it is appropriate, as the Staff has requested, to present separately the Ruth’s and Mitchell’s concepts as reportable segments in accordance with ASC 280-10-50 beginning with the Quarterly Report on Form 10-Q for the fiscal quarter ended September 29, 2013 (the “Third Quarter 10-Q”) and on an ongoing basis in our future annual and quarterly reports until such time as the concepts again demonstrate similar economic characteristics.

The inclusion of the segment information and related disclosures required by ASC 280-10-50 with respect to the Ruth’s and Mitchell’s concepts in the Third Quarter 10-Q will provide investors with current and relevant segment information with respect to each concept for the most recently completed fiscal quarter and the first three fiscal quarters of 2013 and the corresponding periods in the prior year. The inclusion of that information and the related disclosures in the Annual Report on Form 10-K for the fiscal year ending December 29, 2013 will provide current and relevant segment information with respect to each concept for the three most recently completed fiscal years, specifically, fiscal years 2011, 2012 and 2013, the years we believe to be far and away the most relevant to current and prospective investors.

We respectfully submit that any marginal benefit to investors in providing the segment information for fiscal year 2010 -- the fiscal year that would be included if we were required to amend our 2012 10-K -- would be outweighed by the substantial additional costs and burden associated with the reopening of our prior year audit and the preparation of that amendment, including the creation of the segment disclosures for a year not likely to be of any significance to current and prospective investors. We therefore respectfully request that we not be required to amend our 2012 10-K, and instead simply comply with the Staff’s request on a prospective basis. We believe that investors will be adequately served by this approach and will have all information that is material to a potential investment decision.

We appreciate the Staff’s comment and hope that the foregoing has been responsive to it.

If you have any questions about our response, please feel free to contact me at (407) 829-3434.

Sincerely,

/s/ Arne G. Haak

Arne G. Haak

Executive Vice President and Chief Financial

Officer of Ruth’s Hospitality Group, Inc.

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